Exhibit 99.74

NexGen Expands A2 High Grade Domain to Northeast and Intersects

Strong Mineralization Between Arrow and 180 m Southwest Area

Vancouver, BC, November 2, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report radioactivity results from our on-going summer drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Step out drilling from the Arrow Deposit has returned substantial off-scale radioactivity in multiple holes. Two holes intersected extensive mineralization northeast of the A2 High Grade Domain, highlighted by drill hole AR-16-108c2, which intersected 69.5 m of total composite mineralization including 18.05 m of off-scale radioactivity (>10,000 to >61,000 cps) in the A2 shear that was anchored by local accumulations of dense massive pitchblende mineralization and was drilled 30 m northeast of AR-14-30 (see News Release dated October 6, 2014). Drilling confirms that A2 Sub-Zone style mineralization extends northeast of drill hole -30, where very little drilling has been completed to-date.

Additionally, three holes (AR-16-103, -97, -100) completed between the Arrow Deposit and the new mineralized area 180 m to the southwest each intersected strong mineralization over significant lengths and off-scale radioactivity that locally exceeded 61,000 cps. Of specific importance, drill hole AR-16-103 intersected 66.0 m of total composite mineralization including 5.5 m of off-scale radioactivity (>10,000 - >61,000 cps). Furthermore, drilling continues to highlight that the area 180 m southwest of Arrow is highly prospective as multiple holes in this area intersected broad zones of mineralization including local concentrations of off-scale radioactivity.

In total, 26 holes have now been drilled up to 240 m southwest from the maiden NI 43-101 Arrow Deposit Inferred Mineral Resource. Numerous holes intersected multiple mineralized shears akin to the Arrow Deposit, which are likely extensions of the Arrow shear zones. Drilling reported in this news release indicates continuous mineralization along this 240 m southwest extension. Arrow’s total strike length now extending 895 m. Mineralization remains open further along strike to the southwest, and is also open laterally and vertically.

Highlights:

A2 Shear:

•	Hole AR-16-108c2 (106 m down-dip and northeast from AR-15-44b) intersected 69.5 m of total composite mineralization including 18.05 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 117.0 m section (518.5 to 635.5 m) in the A2 shear. A total of 12.65 m of the composite off-scale radioactivity was intersected within a 13.8 m section that featured local accumulations of dense massive pitchblende (591.2 to 605.0 m).

•	Hole AR-16-108c1 (100 m down-dip and northeast from AR-15-44b) intersected 68.5 m of total composite mineralization including 9.7 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 119.5 m section (555.0 to 674.5 m) in the A2 shear.

Southwest Mineralized Zone:

•	Hole AR-16-103 (265 m down-dip and northeast from AR-16-90c3) intersected 66.0 m of total composite mineralization including 5.5 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 231.5 m section (654.0 to 885.5 m). A total of 4.55 m of the composite off-scale radioactivity was intersected within 16.5 m of continuous mineralization (717.0 - 733.5 m).

•	Hole AR-16-97 (145 m down-dip and northeast from AR-16-90c3) intersected 73.5 m of total composite mineralization including 3.9 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 299.5 m section (637.5 to 937.0 m). A total of 2.55 m of the composite off-scale radioactivity was intersected within 18.0 m of continuous mineralization (750.5 - 768.5 m).

•	Hole AR-16-100 (280 m down-dip and northeast from AR-16-90c3) intersected 87.5 m of total composite mineralization including 0.25 m of total composite off-scale radioactivity (>10,000 to 15,000 cps) within a 439.0 m section (502.5 to 941.5 m).

Activities & Financial

•	The summer 2016 program of seven drill rigs continues and will conclude early November 2016.

•	The Company has cash on hand of approximately $75 million.

A2 and schematic long sections showing the southwest mineralized area as well as a plan maps are shown in Figures 1 to 4. Table 1 shows a summary of Arrow mineralized intervals.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “The substantial high grade mineralization drilled in holes AR-16-108c1 and -108c2 have very positive implications for the growth of the A2 High Grade Domain. The width and strength of mineralized intervals at the 180 m southwest area continue to display the significant potential that is open further to the southwest. The regional northeast to southwest trend that controls much of the mineralization at Arrow has delivered strong continuity with all three drill holes testing the gap between the Arrow Deposit and the 180 m southwest area intersecting strong uranium mineralization. Additionally, regional drilling has uncovered two highly prospective areas with strong alteration and anomalous radioactivity, that will be drilled in the winter 2017 drill program.”

Leigh Curyer, Chief Executive Officer commented: “Arrow continues to expand rapidly. With the discovery of high-grade mineralization northeast of AR-14-30 and the confirmation that mineralization is continuous between Arrow and the 180 m southwest area highlights significant drilling is required to ultimately assess the ultimate size and scale of Arrow. The summer 2016 program is scheduled to complete mid November and has been the largest to-date on the project. With ~$75M in the treasury, the Company is well funded for the 2017 programs including an updated resource estimate, continued infill, expansion and regional drilling as well as the maiden pre-feasibility study scheduled for H2 2017.”

Figure 1: A2 Mineralized Shear Long Section

300m
400m
500m
600m
108c2
18.05m
69.5m
108c1
9.7m
68.5m
86c2
85c3
93c1
93c2
48c1
85c4
86c1
98c1
91c3
98c2
102c2
80c1
85c1
85c2
91c1
80c2
64c1
91c4
81c1
80c3
78c1
76c1
63c1
91c2
84c1
78c2
81c2
80c4
76c2
84c3
102c1
76c3
63c3
63c2
64c2
81c3
84c2
78c3
64c3
76c4
74c1
84c4
78c4
92c3
92c1
74c2
72c1
61c1
92c2
53c1
96c1
61c2
54c2
74c4
72c2
92c4
74c3
96c2
96c3
61c3
59c5
101c1
104c1
101c2
100

NexGen Energy Ltd.

Pierce Points

Total Composite Grade x Thickness

- <1
- 1 - 10
- 10-25
- 25-50
- >50
- >200 - A2 Sub-zone

Assays Pending

5.8m / 57.0m — >10,000 cps Anomalous Radioactivity

Denotes vertical intersection

A2 High Grade Domain Arrow Maiden Resource

Section width: 50m

Pierce points are positioned in the centre of the section width

Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution

All intersections are core lengths

Small diameter pierce points were drilled in 2014 and 2015

The A2 High Grade Domain is from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information

SCALE 1 : 2500

(m)

-20 0 20 40 60

AZIMUTH = 57°

N W E S

NexGen Energy

Arrow Deposit

A2 Shear - Longitudinal Section

Figure 2: Schematic Longitudinal Section of the Arrow Deposit and the Mineralized Area to the SW

SW
NE
Unconformity
250m
500m
750m
Alteration Zone
Arrow Deposit*
201.9 M lbs U3O8
3.48 M t at 2.63% U3O8
including
A2 High Grade Domain
120.5 M lbs U3O8
0.41 M t at 13.26% U3O8
(Inferred)
AR-16-90c3**
13.0 m at 8.09% U3O8
5.0 m at 14.35% U3O8
AR-16-90c6
AR-16-99c1
AR-16-95c1
AR-16-95c2
AR-16-97
AR-16-103
AR-16-100
AR-16-90c5
AR-16-90c4
AR-16-94c1
AR-16-99c2
AR-16-99c3
OPEN
OPEN
OPEN
180m
100m

Arrow Deposit
Schematic Longitudinal Section
Rook I Property

Athabasca Basin
Saskatchewan, Canada

A2 High Grade Domain

Other Lenses

* The Arrow Inferred Mineral Resource was completed by RPA Inc. and has an effective date of January 14, 2016
The mineral resource is reported at a cut-off grade of 0.25% U3O8
The cut-off is based on a long term uranium price of USD $65/lb U3O8
The mineral resource is classified into the Inferred category based on the CIM Definition Standards
**Previously Released

NexGen Energy Ltd.

Figure 3: Arrow Drill Hole Locations

Figure 4: Regional Drill Hole Locations

Legend
Rook I Property Boundary
Uranium Occurences
VTEM Conductor
Summer 2016 Drill Holes Reported
Previously Reported Drill Holes
Gravity
Spitfire
N
Harpoon
Bow
Cannon
Arrow
Deposit
180 m
SW Zone
RK-16-110
RK-16-111
RK-16-112
RK-16-113
RK-16-106
RK-16-104
RK-16-108
RK-16-100
RK-16-98
RK-16-102
RK-16-101
RK-16-99
6.0 km
NexGen Energy Ltd.
Summer 2016 Regional Drilling
Scale 1:40000
1000 0 1000
(meters)
NAD83 / UTM zone 12N
NexGen
Energy Ltd.

Table 1: Arrow Deposit Drill Hole Data

Drill Hole					Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)	Athabasca Group - Basement Unconformity Depth (m)	From (m)	To (m)	Width (m)	CPS Range
AR-16-90c4	140	-75	932.00	N/A	685.50	688.00	2.50	<500 - 2100
					703.50	704.00	0.50	<500 - 1700
					706.50	731.00	24.50	<500 - 4100
					735.50	753.00	17.50	<500 - 5100
					758.00	759.50	1.50	<500 - 1400
					780.50	781.50	1.00	<500 - 800
					787.50	788.50	1.00	<500 - 780
					833.00	833.50	0.50	<500 - 850
AR-16-90c5	140	-75	882.00	N/A	709.00	709.50	0.50	<500 - 950
					715.50	716.00	0.50	<500 - 1050
					721.00	721.50	0.50	<500 - 550
					741.50	743.00	1.50	<500 - 1200
					751.50	752.00	0.50	<500 - 2300
					756.00	756.50	0.50	<500 - 1100
					784.50	785.50	1.00	<500 - 1200
					789.00	791.50	2.50	<500 - 6800
					796.00	797.00	1.00	<500 - 720
					800.50	802.50	2.00	<500 - 860
					806.50	807.00	0.50	<500 - 720
AR-16-90c6	140	-75	966.00	N/A	636.50	646.50	10.00	<500 - 1800
					677.00	677.50	0.50	<500 - 1050
					682.00	682.50	0.50	<500 - 550
					685.00	685.50	0.50	<500 - 660
					688.00	694.00	6.00	<500 - 3350
					700.00	711.50	11.50	<500 - 3700
					718.50	727.00	8.50	<500 - 3200
					733.50	736.50	3.00	<500 - 1250
					744.50	750.50	6.00	<500 - 2700
					753.00	758.50	5.50	<500 - 2100
					764.00	780.50	16.50	<500 - 2800
					792.00	792.50	0.50	<500 - 550
					841.00	842.00	1.00	<500 - 550
					910.00	910.50	0.50	<500 - 1250
AR-16-94c1	147	-70	921.00	98.80	760.00	760.50	0.50	<500 - 1300
					773.00	779.00	6.00	<500 - 2100
					795.00	796.00	1.00	<500 - 1200
					854.00	854.50	0.50	<500 - 510
					860.00	863.00	3.00	<500 - 3000

AR-16-94c2	147	-70	223.00	N/A	ABANDONED
AR-16-95c1	147	-70	1044.00	94.50	617.00	618.50	1.50	<500 - 730
					685.50	689.00	3.50	<500 - 3600
					694.00	694.50	0.50	<500 - 510
					704.50	706.00	1.50	<500 - 1850
					715.00	715.50	0.50	<500 - 560
					723.50	728.50	5.00	<500 - 5400
					734.00	739.50	5.50	<500 - 2050
					743.50	752.00	8.50	<500 - 18500
					756.50	757.50	1.00	<500 - 1150
					770.00	771.50	1.50	<500 - 730
					774.00	781.50	7.50	<500 - 10200
					784.00	785.00	1.00	<500 - 6200
					845.50	846.00	0.50	<500 - 630
					854.50	855.00	0.50	<500 - 1600
					864.00	864.50	0.50	<500 - 2200
					867.00	867.50	0.50	<500 - 550
					872.50	873.00	0.50	<500 - 520
					891.00	891.50	0.50	<500 - 660
					897.00	902.00	5.00	<500 - 1650
					911.50	912.50	1.00	<500 - 650
					927.00	927.50	0.50	<500 - 700
					943.50	947.50	4.00	<500 - 2100
AR-16-95c2	147	-70	807.00	N/A	300.50	303.50	3.00	<500 - 610
					693.50	695.00	1.50	<500 - 1250
					700.00	700.50	0.50	<500 - 650
					721.50	726.50	5.00	<500 - 9100
AR-16-97	147	-73	1005.00	93.70	637.50	640.00	2.50	<500 - 11000
					652.50	654.00	1.50	<500 - 1200
					659.00	660.00	1.00	<500 - 6000
					672.50	673.00	0.50	<500 - 670
					678.00	678.50	0.50	<500 - 525
					684.50	696.00	11.50	<500 - 35000
					699.50	711.50	12.00	<500 - 4500
					714.50	715.50	1.00	<500 - 560
					733.50	734.00	0.50	<500 - 790
					739.50	740.50	1.00	<500 - 2500
					747.00	748.00	1.00	<500 - 4500
					750.50	768.50	18.00	<500 - >61000

					793.50	794.00	0.50	<500 - 5200
					805.00	805.50	0.50	<500 - 1300
					812.50	815.50	3.00	<500 - 2050
					818.50	825.50	7.00	<500 - 2350
					833.00	834.50	1.50	<500 - 2100
					837.00	838.50	1.50	<500 - 900
					862.00	863.50	1.50	<500 - 700
					866.00	866.50	0.50	<500 - 650
					908.00	908.50	0.50	<500 - 1100
					911.50	916.50	5.00	<500 - 900
					927.50	928.00	0.50	<500 - 5600
					936.50	937.00	0.50	<500 - 1100
AR-16-99c1	327	-70	998.00	N/A	732.00	734.00	2.00	<500 - 5400
					738.00	763.00	25.00	<500 - 30000
					768.00	776.50	8.50	<500 - 2900
					785.50	787.00	1.50	<500 - 1200
					832.00	835.50	3.50	<500 - 1000
					848.00	849.00	1.00	<500 - 560
					851.50	853.00	1.50	<500 - 1600
					861.00	865.50	4.50	<500 - 1400
					871.50	872.50	1.00	<500 - 900
					878.50	879.50	1.00	<500 - 1300
					884.00	888.00	4.00	<500 - 980
					917.00	920.00	3.00	<500 - 620
					949.00	949.50	0.50	<500 - 900
AR-16-99c2	327	-70	966.00	N/A	723.00	724.00	1.00	<500 - 1900
					740.50	747.50	7.00	<500 - 29000
					751.50	771.00	19.50	<500 - 6300
					775.50	776.00	0.50	<500 - 680
					811.00	811.50	0.50	<500 - 510
					863.00	864.50	1.50	<500 - 2200
					875.00	891.50	16.50	<500 - 2100
					894.50	895.00	0.50	<500 - 650
					905.50	907.00	1.50	<500 - 800
					921.00	921.50	0.50	<500 - 650
AR-16-99c3	327	-70	1013.00	N/A	707.50	708.00	0.50	<500 - 800
					730.50	731.00	0.50	<500 - 530
					749.00	752.50	3.50	<500 - 5000
					759.00	759.50	0.50	<500 - 9000
					762.50	767.50	5.00	<500 - 1950
					770.00	779.50	9.50	<500 - 2700

					794.50	801.00	6.50	<500 - 3800
					808.00	812.50	4.50	<500 - 1250
					893.50	894.00	0.50	<500 - 750
					918.00	918.50	0.50	<500 - 700
					930.50	931.00	0.50	<500 - 540
					978.00	978.50	0.50	<500 - 760
AR-16-100	147	-73	978.00	102.00	502.50	503.00	0.50	<500 - 2400
					628.50	638.50	10.00	<500 - 4400
					641.50	653.50	12.00	<500 - 11000
					660.00	671.00	11.00	<500 - 15000
					676.50	678.00	1.50	<500 - 2850
					681.00	690.00	9.00	<500 - 4900
					698.50	699.50	1.00	<500 - 2600
					772.50	773.50	1.00	<500 - 1250
					780.00	788.50	8.50	<500 - 3200
					792.50	797.00	4.50	<500 - 4500
					801.50	806.00	4.50	<500 - 2450
					809.50	810.50	1.00	<500 - 2400
					847.50	848.50	1.00	<500 - 550
					853.50	871.00	17.50	<500 - 2450
					874.50	875.00	0.50	<500 - 790
					879.50	880.00	0.50	<500 - 1950
					913.50	916.00	2.50	<500 - 1700
					921.50	922.00	0.50	<500 - 520
					941.00	941.50	0.50	<500 - 1100
AR-16-103	147	-73	951.00	97.70	654.00	658.50	4.50	<500 - 1200
					662.00	666.00	4.00	<500 - 1000
					669.50	670.00	0.50	<500 - 700
					681.00	689.50	8.50	<500 - 13000
					717.00	733.50	16.50	<500 - 61000
					736.00	736.50	0.50	<500 - 800
					744.00	744.50	0.50	<500 - 1000
					748.50	757.00	8.50	<500 - 43000
					786.00	786.50	0.50	<500 - 1200
					810.00	811.00	1.00	<500 - 2900
					813.50	820.00	6.50	<500 - 3700
					851.50	861.50	10.00	<500 - 14000
					871.00	871.50	0.50	<500 - 510
					881.50	885.50	4.00	<500 - 2900
AR-16-108c1	147	-70	828.50	115.50	381.00	386.50	5.50	<500 - 1100
					390.00	393.50	3.50	<500 - 550

					396.50	398.00	1.50	<500 - 950
					402.50	418.00	15.50	<500 - 1500
					555.00	575.00	20.00	<500 - >61000
					578.50	588.00	9.50	<500 - 28000
					602.00	606.50	4.50	<500 - 4000
					609.00	611.00	2.00	<500 - 1400
					616.00	617.00	1.00	<500 - 800
					640.50	660.50	20.00	<500 - 50000
					663.00	674.50	11.50	<500 - 1850
					685.00	691.50	6.50	<500 - 2050
					704.00	705.50	1.50	<500 - 2900
					713.50	715.00	1.50	<500 - 1650
					775.50	776.50	1.00	<500 - 660
					779.50	780.00	0.50	<500 - 1550
					807.50	808.00	0.50	<500 - 550
					812.00	812.50	0.50	<500 - 1600
AR-16-108c2	147	-70	957.50	115.50	372.00	372.50	0.50	<500 - 780
					377.50	379.50	2.00	<500 - 1550
					384.00	387.50	3.50	<500 - 1500
					391.00	394.50	3.50	<500 - 4500
					397.50	413.00	15.50	<500 - 31000
					518.50	519.00	0.50	<500 - 530
					522.00	541.00	19.00	<500 - 36500
					549.00	551.50	2.50	<500 - 15000
					588.00	635.50	47.50	<500 - >61000
					646.00	647.00	1.00	<500 - 1200
					687.50	688.00	0.50	<500 - 688
					697.00	699.50	2.50	<500 - 820
					705.00	705.50	0.50	<500 - 1300
					726.50	727.50	1.00	<500 - 960
					732.00	733.00	1.00	<500 - 1050
					741.00	741.50	0.50	<500 - 540
					745.00	750.50	5.50	<500 - 1300
					812.50	817.00	4.50	<500 - 2900
					823.50	828.00	4.50	<500 - >61000
					830.50	832.50	2.00	<500 - 30000
					836.50	844.00	7.50	<500 - 32600
					859.50	860.00	0.50	<500 - 1400
					878.50	879.50	1.00	<500 - 3100
					887.50	888.00	0.50	<500 - 2000
					934.50	935.50	1.00	<500 - 660

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole, true thicknesses will not be known until the next updated Arrow Deposit mineral resource estimate

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

ARROW DEPOSIT DRILLING

AR-16-90c4

Hole AR-16-90c4 was a directional hole that departed pilot hole AR-16-90c3 at a depth of 408 m. It tested the mineralized area 180 m southwest of Arrow, and was located 67 m down-dip of AR-16-90c3 (8.09% U3O8 over 13.0 m and 14.35% U3O8 over 5.0m). Directional drilling was initiated at 417 m. The mineralized area 180 m southwest of Arrow was intersected at an inclination of -72°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel, with relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 49.0 m was intersected within a 148.0 m section (685.5 to 833.5 m) before the hole was terminated at 932 m.

AR-16-90c5

Hole AR-16-90c5 was a directional hole that departed pilot hole AR-16-90c4 at a depth of 421 m. It tested the mineralized area 180 m southwest of Arrow, and was located 32 m up-dip of AR-16-90c3. Directional drilling was initiated at 432 m. The mineralized area 180 m southwest of Arrow was intersected at an inclination of - 68°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel, with relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 11.0 m was intersected within a 148.0 m section (709.0 to 807.0 m) before the hole was terminated at 882 m.

AR-16-90c6

Hole AR-16-90c6 was a directional hole that departed pilot hole AR-16-90c5 at a depth of 435 m. It tested the mineralized area 180 m southwest of Arrow, and was located 28 m down-dip of AR-16-90c3. Directional drilling was initiated at 450 m. The mineralized area 180 m southwest of Arrow was intersected at an inclination of - 71°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel, with relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 70.5 m was intersected within a 274.0 m section (636.5 to 910.5 m) before the hole was terminated at 882 m.

AR-16-94c1

Hole AR-16-94c1 was a directional hole collared from surface at an angled orientation (-70°) to the southeast (147° azimuth). It tested the mineralized area 180 m southwest of Arrow, and was located 30 m up-dip and southwest of AR-16-90c3. Directional drilling was initiated at 201 m. The mineralized area 180 m southwest of Arrow was intersected at an inclination of -69°.

The hole intersected heavily bleached and desilicified Athabasca Group sandstones between 95.2 m and the unconformity at 98.8 m. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 11.0 m was intersected within a 103.0 m section (760.0 to 863.0 m) before the hole was terminated at 921.0 m.

AR-16-94c2

Hole AR-16-94c2 was a directional hole that departed pilot hole AR-16-94c1 at a depth of 201 m. It was abandoned at 223 m due to poor ground conditions.

AR-16-95c1

Hole AR-16-95c1 was a directional hole collared from surface at an angled orientation (-70°) to the southeast (147° azimuth). It tested the mineralized area 180 m southwest of Arrow, and was located 36 m northeast of AR-16-90c3. Directional drilling was initiated at 501 m. The mineralized area 180 m southwest of Arrow was intersected at an inclination of -70°.

The hole intersected heavily bleached and desilicified Athabasca Group sandstones between 93.5 m and the unconformity at 94.5 m. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 51.0 m including 0.7 m of off-scale radioactivity (>10,000 to 18,500 cps) was intersected within a 330.5 m section (617.0 to 947.5 m) before the hole was terminated at 1,044 m.

AR-16-95c2

Hole AR-16-95c2 was a directional hole that departed pilot hole AR-16-95c1 at a depth of 189.0 m. It tested the mineralized area 180 m southwest of Arrow, and was located 57 m northeast of AR-16-90c3. Directional drilling was initiated at 339 m. The mineralized area 180 m southwest of Arrow was intersected at an inclination of -69°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel, with relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 10.0 m was intersected within a 426.0 m section (300.5 to 726.5 m) before the hole was terminated at 807 m.

AR-16-97

Hole AR-16-97 was a directional hole collared from surface at an angled orientation (-73°) to the southeast (147° azimuth). It tested the gap between the Arrow Deposit and the mineralized area 180 m to the southwest 145 m down-dip and northeast of AR-16-90c3. Directional drilling was initiated at 228 m. The extensions of the Arrow shear zones were intersected at inclinations between -70° and -72°.

The hole intersected a thin veneer of heavily bleached Athabasca Group sandstones between 93.6 m and the unconformity at 93.7 m. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 73.5 m including 3.9 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 299.5 m section (637.5 to 937.0 m) before the hole was terminated at 1,005 m. A total of 2.55 m of composite off scale radioactivity was intersected within an 18.0 m interval of continuous mineralization between 750.5 and 768.5 m.

AR-16-99c1

Hole AR-16-99c1 was a directional hole collared from surface at an angled orientation (-70°) to the northwest (327° azimuth). It was drilled as a scissor hole to test the dip direction of mineralization in the area 180 m southwest of the Arrow Deposit and tested that area 17 m down-dip and northeast of AR-16-90c3. Directional drilling was initiated at 165 m. The mineralized area 180 m southwest of Arrow was intersected at an inclination of -62°.

Basement lithologies were intersected beginning immediately beneath glacial overburden at 99.7 m and consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 57.0 m including 0.4 m of off-scale radioactivity (>10,000 to 30,000 cps) was intersected within a 217.5 m section (732.0 to 949.5 m) before the hole was terminated at 980 m.

AR-16-99c2

Hole AR-16-99c2 was a directional hole that departed pilot hole AR-16-99c1 at a depth of 456 m. It tested the mineralized area 180 m southwest of Arrow, and was located 43 m down-dip of AR-16-90c3. Directional drilling was initiated at 471 m. The mineralized area 180 m southwest of Arrow was intersected at an inclination of - 65°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel, with relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 49.0 m including 0.35 m of off-scale radioactivity (>10,000 to 29,000 cps) was intersected within a 198.5 m section (723.0 to 921.5 m) before the hole was terminated at 966 m.

AR-16-99c3

Hole AR-16-99c3 was a directional hole that departed pilot hole AR-16-99c2 at a depth of 474 m. It tested the mineralized area 180 m southwest of Arrow, and was located 70 m down-dip of AR-16-90c3. Directional drilling was initiated at 486 m. The mineralized area 180 m southwest of Arrow was intersected at an inclination of - 67°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel, with relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 32.5 m was intersected within a 271.0 m section (707.5 to 978.5 m) before the hole was terminated at 1,013m.

AR-16-100

Hole AR-16-100 was a directional hole collared from surface at an angled orientation (-73°) to the southeast (147° azimuth). It tested the gap between the Arrow Deposit and the mineralized area 180 m to the southwest 135 m down-dip and northeast of AR-16-97 (3.9 m of off-scale radioactivity; assays pending). Directional drilling was initiated at 216 m. The extensions of the Arrow shear zones were intersected at inclinations between -71 and -75°.

The hole intersected heavily bleached and desilicified Athabasca Group sandstones between 96.5 m and the unconformity at 102.0 m. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 87.5 m including 0.25 m of off-scale radioactivity (>10,000 to 15,000 cps) was intersected within a 439 m section (502.5 to 941.5 m) before the hole was terminated at 978 m.

AR-16-103

Hole AR-16-103 was a directional hole collared from surface at an angled orientation (-73°) to the southeast (147° azimuth). It tested the gap between the Arrow Deposit and the mineralized area 180 m to the southwest 175 m down-dip of AR-16-97. Directional drilling was initiated at 294 m. The extensions of the Arrow shear zones were intersected at inclinations between -72 and -74°.

The hole intersected bleached and desilicified Athabasca Group sandstones between 91.6 m and the unconformity at 97.7 m. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite. A total composite mineralization of 66.0 m including 5.5 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 231.5 m section (654.0 to 885.5 m) before the hole was terminated at 978 m. A total of 4.55 m of composite off scale radioactivity was intersected within a 16.5 m interval of continuous mineralization between 717.0 and 733.5 m.

AR-16-108c1

Hole AR-16-108c1 was a directional hole collared from surface at an angled orientation (-70°) to the southeast (147° Azimuth). It tested the A1 shear 75 m up-dip and southwest of AR-14-26 (0.47% U3O8 over 47.5 m in the A1 shear) and the A2 shear 15 m northeast of vertical hole AR-14-30 (5.88% U3O8 over 24.0 m in the A2 shear). Directional drilling was initiated at 333 m. The A1 and A2 shears were intersected at inclinations of -71° and - 69°, respectively.

The hole intersected bleached and desilicified Athabasca Group sandstones between 102.0 m and the unconformity at 115.5 m. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). Anomalous to strongly anomalous radioactivity was intersected in the A1 through A3 shears in association with massive to semi-massive veins, stringers, disseminated and fracture-controlled pitchblende mineralization. A total composite mineralization of 106.5 m including 9.7 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 431.5 m section (381.0 to 812.5 m). In the A1 shear, 26.0 m of total composite mineralization was intersected. In the A2 shear, 68.5 m of composite mineralization including 9.7 m of off-scale radioactivity was intersected. In the A3 shear, 12.0 m of composite mineralization was intersected. The hole was terminated at 828.5 m.

AR-16-108c2

Hole AR-16-108c2 was a directional hole that departed pilot hole AR-16-108c1 at a depth of 341 m. It tested the A1 shear 78 m up-dip and southwest of AR-14-26 (0.47% U3O8 over 47.5 m in the A1 shear) and the A2 shear 25 m northeast of AR-14-15 (3.42% U3O8 over 22.35 m and 1.52% U3O8 over 32.0 m in the A2 shear). Directional drilling was initiated at 351 m. The A1 and A2 shears were both intersected at an inclination of - 68°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A1 through A4 shears in association with massive to semi-massive veins, stringers, disseminated and fracture-controlled pitchblende mineralization. A total composite mineralization of 128.5 m including 20.9 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 563.5 m section (372.0 to 935.5 m). In the A1 shear, 25.0 m of total composite mineralization including 1.25 m of off-scale radioactivity was intersected. In the A2 shear, 69.5 m of total composite mineralization including 18.05 m of off-scale radioactivity was intersected. In the A3 shear, 12.5 m of total composite mineralization was intersected. In the A4 shear, 20.5 m of total composite mineralization including 1.6 m of off-scale mineralization was intersected. In the A5 shear, 1.0 m of total composite mineralization was intersected. The hole was terminated at 957.5 m.

REGIONAL DRILLING

The Company completed 12 regional drill holes (not including the Harpoon discovery area) on the Patterson Corridor during the summer program. Strong alteration and anomalous radioactivity associated with uranium (using handheld RS-125 spectrometer) was intersected in two separate areas located 1.1 km southwest and 2.3 km south-southwest of the Arrow Deposit.

1.1 km Southwest of Arrow

Holes RK-16-110 through RK-16-113 were drilled as a southeast fence (140° azimuth) at angled orientations (- 70° inclination) to test for mineralization within the interpreted extensions of the Arrow shear zones 1.1 km southwest of the Arrow Deposit. Drilling targeted a large airborne resistivity anomaly and other favourable geophysical features, at and around the same elevation as the higher grade A2 Sub-Zone at Arrow where a similar airborne resistivity anomaly has also been identified.

Quaternary glacial overburden, Cretaceous mudstones to siltstones and Devonian sandstones of the La Loche Formation were intersected in holes RK-16-110 through RK-16-112 immediately above basement lithologies, which consisted largely of semi-pelitic and pelitic gneiss as well orthogneiss. Hole RK-16-113 also intersected a thin veneer of Athabasca Group sandstones immediately above the basement. The resistivity anomaly was sourced in heavily graphitic, pyritic and mylonitic pelitic gneiss first encountered in RK-16-111.

Hydrothermal alteration was first intersected in RK-16-111 where subtle widespread, pervasively disseminated clay-sericite alteration was observed beginning at 721 m. It was hosted within siliceous garnet pseudomorph rich semi-pelitic gneiss very similar and likely equivalent to the rocks hosting the Arrow Deposit. Hole RK-16-112 then intersected an intermittent strong clay alteration zone over 65 m (783 to 848 m) where stronger alteration was closely associated with increased brittle and ductile deformation. Anomalous radioactivity of 120 cps to 205 cps was intersected from 790.0 to 790.5 m. Again, the alteration was hosted within Arrow-like semi-pelitic gneiss.

The four-hole fence has located the likely extensions of the Arrow shears, and has shown that the Arrow alteration system continues at least 1.1 km southwest from the deposit into an area with very little drilling. Analytical results remain pending.

2.3 km South-Southwest of Arrow

Holes RK-16-98, -100, -102, -104, -106, and -108 were drilled between 1.9 and 2.2 km south-southwest of the Arrow Deposit on a separate VTEM conductor within the Patterson Corridor. The target area tested a disrupted VTEM conductor and gravity low situated along a steep magnetic gradient, which is a similar geophysical signature associated with Arrow. All six holes were collared from surface at angled orientations between -60° and -75° towards both the northwest and southeast. Bleached and weakly desilicified Athabasca Group sandstones were intersected in one hole (RK-16-98). The remainder intersected basement lithologies below Quaternary glacial overburden, with several holes intersecting Cretaceous mudstones to siltstones and/or Devonian sandstones of the La Loche Formation between the basement and the Quaternary overburden. Basement lithologies intersected in the six holes consisted largely of semi-pelitic to pelitic gneiss and orthogneiss. Locally graphitic brittle and ductile deformation zones with widths ranging from one to tens of metres were intersected in each hole.

Hole RK-16-108 intersected anomalous uraniferous radioactivity (80 to 320 cps from 327.0 to 327.5 m, and 80 to 350 cps from 356.0 to 357.0 m) within a zone of strong hydrothermal alteration that extended nearly continuously from the top of basement rock at 60.0 to 430.0 m. Two distinctive alteration features were present in the hole including (1) near complete silica replacement with accessory clay and hematite and (2) moderate to intense clay alteration where near complete to complete clay replacement was observed over core lengths up to 12 m.

In addition, hole RK-16-98 also intersected anomalous uraniferous radioactivity (90 to 175 cps) in association with extensive strong to intense hydrothermal alteration very similar to what was intersected in drill hole RK-16-108. However, hole RK-16-98 also intersected a zone of dravite alteration between 200 and 250 m, which has been an excellent vector for uranium mineralization at the Arrow Deposit.

Drill holes RK-16-100, -102, -104, and -106 did not intersect anomalous radioactivity associated with uranium, but strong alteration was intersected in each hole akin to the styles intersected in holes RK-16-98 and -108. This intense alteration zone remains open in all directions.

Lastly, drill holes RK-16-99 and -101 were completed 1.2 km and 1.0 km west-southwest of the previously described alteration zone. Both holes were drilled at angled orientations (-70° inclination) to the northwest (320° azimuth), and intersected basement lithologies immediately below Quaternary glacial overburden that consisted largely of orthogneiss. The VTEM conductor targeted in both holes and was marked by a strongly graphitic brittle deformation zone. No anomalous radioactivity was intersected in either hole.

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014, Bow Discovery in March 2015 and Harpoon Discovery in August 2016. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the preparation of a pre-feasibility study and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.